STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF
THE DELAWARE GENERAL CORPORATION LAW

1.)   The jurisdiction where the Non-Delaware Corporation first formed in Wyoming.

2.)   The jurisdiction immediately prior to filing this Certificate is Wyoming.

3.)   The date the Non-Delaware Corporation first formed is October 5, 2022.

4.)   The name of the Non-Delaware Corporation immediately prior to filing this Certificate Ampicity, Inc.

5.)   The name of the Corporation as set forth in this Certificate of Incorporation is Ampicity, Inc.

     IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation has executed this Certificate on February 20, 2024.

By: _____

       Peter Bakema
       President